

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 11, 2011

<u>Via U.S. Mail</u>

Mr. Joseph A. Molino, Jr.
Chief Financial Officer
P & F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, NY   11747

> **Re: P & F Industries, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 29, 2011**
> **File No. 1-05332**

Dear Mr. Molino:

        We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief